Filed Pursuant To Rule 433

Registration No. 333-180974

November 23, 2012

Transcript of Webcast posted by ETF Trends on youtube.com November 23, 2012

Tom Lydon, Chief Editor, ETF Trends:

Hi, I’m Tom Lydon, editor of ETF Trends here in Chicago at the Schwab Impact Conference, and I’m here with Jill Mavro, managing director of State Street. And State Street, as you folks know, is one of the biggest purveyors of ETFs.

So, Jill, it’s great to have you with us.

Jill Mavro, Managing Director, State Street Global Advisors:

Thanks so much for having me. Happy to be here.

Lydon:

Well, listen, a lot of advisors here at the conference are looking at all the ups and downs, all the uncertainty that’s going on, the fiscal cliff, and concerned about how you close out this year, and then, what uncertainty is going to come next year. You have a lot of different ETFs. What are you hearing from advisors, and what are some of the strategies that you’re most concerned about?

Mavro:

You know, it’s such an interesting question, and it’s really interesting to take a look at the market and take a look at where flows have been this year. There’s been so much volatility and so much market uncertainty. Asset allocation has really been something that’s, first and foremost, the number-one priority of advisors today, and how do you do that? How do you make a meaningful allocation for your client portfolios?

Lydon:

Because some assets are swinging up, and some are swinging down.

Mavro:

You’re right, and you don’t know where to go. Advisors don’t know where to go, and there isn’t a whole lot of guidance out there to help you. So, what we were hearing from advisors was, “State Street, you have so many different products. You cover every major asset class. Help us understand where we should allocate, and help us understand the market and how to navigate through the market.”

Lydon:

I know you keep innovating—one thing I have to talk to you about is GLD. You have SPY, the largest ETF, and the second-largest ETF, GLD. With concerns about the markets, concerns about inflation, are more and more advisors allocating into the commodity-type space to hedge, would you say?

Mavro:

What is interesting is, not only advisors, but the universe of buyers of GLD is growing every year. We’re seeing more institutional clients also using gold and really carving out gold as a separate and distinct asset class away from commodities.

Lydon:

Not just trading—it’s now kind of a foundation of the portfolio?

Mavro:

It is a foundation, yes. So, we’re seeing a lot of assets come into GLD that way; with market uncertainty, you’re seeing a lot of the flows, again, those volatile flows, throughout the year. And it’s just a great product, again—easy to use, liquid, transparent, and the partnership with the World Gold Council adds another layer of credibility to the product.

Lydon:

Absolutely. Well, thanks, Jill, and congratulations on your success.

Mavro:

Thank you so much.

Lydon:

This is Tom Lydon at ETF Trends.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.